Ex-99.1
For Immediate Release

Contact:
ATA Inc. Carl Yeung, CFO Phone: +(86) 10 65181122-5107	CCG Elite Investor Relations Crocker Coulson, President Phone: +(1) 646-213-1915 Email: crocker.coulson@ccgir.com Ed Job, CFA Phone: +(1) 646-213-1914 Email: ed.job@ccgir.com
ATA Announces Results for Fiscal Third Quarter 2008
■	Net Revenues Increased by 83.8% Year-Over-Year

■	Net Income Increased by 151.5% Year-Over-Year
BEIJING, March 11, 2008 — ATA Inc. (“ATA” or the “Company”) (NASDAQ: ATAI), the leading provider of computer-based testing and testing-related services in China, today announced its unaudited financial results for its third quarter ended December 31, 2007 (“Third Quarter 2008”). The Company’s 2008 fiscal year ends on March 31, 2008.
Highlights for the Third Quarter Fiscal 2008
■	Net revenues increased by 83.8% year-over-year to RMB66.7 million (US$9.1 million).

■	Gross profit increased by 76.5% year-over-year to RMB45.7 million (US$6.3 million).

■	Income from operations increased by 227.3% year-over-year to RMB21.5 million (US$2.9 million).

■	Net income increased by 151.5% year-over-year to RMB17.4 million (US$2.4 million), and net income excluding share-based compensation expense and foreign currency exchange losses, net (non-GAAP) increased by 183.7% year-over-year to RMB22.1 million (US$3.0 million).

■	Basic and diluted earnings per ADS were RMB1.59 (US$0.22) and RMB0.95 (US$0.13), respectively. Basic and diluted earnings per ADS excluding share-based compensation expense and foreign currency exchange losses (non-GAAP)

were RMB2.02 (US$0.28) and RMB1.21 (US$0.17), respectively. Each ADS represents two common shares of the Company.

■	For the quarter, ATA successfully completed the delivery of 221,006 exams, the second set of tests in calendar 2007 for the China Banking Association, concluding China’s initial year launch of large-scale nationwide bankers certification and driving ATA’s testing service revenue to increase 242.5% year over year.
“This was a record quarter in the history of ATA, as we experienced substantial growth in net revenues driven by the delivery of a record number of computer-based tests for the financial sector in China” said Kevin Ma, ATA’s Chairman and Chief Executive Officer. “We continue to benefit from the large-scale implementation of computer-based testing for the banking, securities and futures industries in China. In addition, the outlook for our business remains promising as we look forward to penetrating other industries and as Chinese regulatory bodies begin to exploit the powerful benefit of computer-based testing from the cost, security and flexibility perspective and work with ATA to deploy large-scale nationwide testing.”
ATA’s Chief Financial Officer, Carl Yeung, stated, “The third quarter is generally ATA’s strongest quarter of the year in terms of net revenues. For the quarter, we saw good results from our management strategy focusing on higher growth and higher margin services. We enjoyed rapid revenue growth in our highest margin services, including test-preparation solutions, as well as the rapid growth in the delivery of tests for the finance sector, including tests administered by the China Banking Association, Securities Association of China and China Futures Association. Due to our unique market position as the only commercial provider of large-scale nationwide testing, we look forward to completing our most successful fiscal year in terms of net revenues and net income in the fiscal year ending March 31, 2008.”
Financial Results for the Third Quarter 2008
For the third quarter of 2008, ATA reported net revenues of RMB66.7 million (US$9.1 million), representing an 83.8 % increase year-over-year. This increase was mainly driven by a 242.5% increase in net revenues from testing services and a 48.0% increase in net revenues from test preparation solutions, while net revenues from test-based educational programs increased by 1.4%.
The overall number of tests delivered declined by 4.4% year-over-year to approximately 970,341 in the third quarter 2008, while the average price per test delivered rose to RMB38.4 in the Third Quarter 2008 from RMB10.7 in the same period of fiscal year 2007. This increase in average revenue per test was due, in part, to a significant increase in the number of higher priced financial industry-related tests delivered.
Gross profit increased by 76.5% year-over-year to RMB45.7 million (US$6.3 million) from RMB25.9 million in the same period of the prior fiscal year. Gross margin declined to 68.5% in the Third Quarter 2008 from 71.3% in the quarter ended December 31, 2006, driven by lower contribution from the Company’s highest gross margin test preparation solutions business as a percentage of net revenue.
Operating expenses increased by 25.3% year-over-year to RMB24.2 million (USS$3.3 million) from RMB19.3 million, primarily due to the increase in sales and marketing expenses to support the rapid growth of the Company’s business.
Sales and marketing expenses increased by 49.4% year-over-year to RMB8.4 million (US$1.1 million) from RMB5.6 million, primarily due to share-based compensation expense related to the Company’s October 2007 option grant, an increase in payroll and welfare expenses as ATA grew sales and marketing staff to 103 at the end of December 2007 from 91 people at the end of December 2006, and agent fees paid to distributors of the Company’s educational programs.
General and administrative expenses increased slightly by 4.9% year-over-year to RMB11.5 million (US$1.5 million) from RMB11.0 million, primarily due to share-based compensation expense related to the Company’s October 2007 option grant.
Research and development expenses increased by 57.6% year-over-year to RMB4.3 million (US$0.6 million) from RMB2.7 million, primarily due to increased use of outsourced research and development (“R&D”) to prepare pre-occupational training and online test prep solutions and increased bonuses paid to R&D staff.
Income from operations increased by 227.3% year-over-year to RMB21.5 million (US$2.9 million) from RMB6.6 million in the same period of the prior fiscal year. Operating margin increased to 32.2% in the Third Quarter 2008 compared to 18.1% for the comparable period of the prior fiscal year.
ATA’s effective tax rate for the third quarter 2008 was 18.1%, slightly higher than ATA’s highest statutory tax rate of 15% on any of its PRC subsidiaries and affiliates due to non-tax deductible expenses.
Net income for the third quarter 2008 was RMB17.4 million (US$2.4 million), representing a 151.5% increase from the comparable period of the prior fiscal year. Basic and diluted earnings per common share amounted to RMB0.79 (US$0.11) and RMB0.48 (US$0.07), respectively, and basic and diluted earnings per ADS were RMB1.59 (US$0.22) and RMB0.95 (US$0.13), respectively.
Net Income excluding share-based compensation expense and foreign currency exchange losses (non-GAAP) was RMB22.1 million (US$3.0 million) for the third quarter 2008 compared to RMB7.8 million in the same period last year. Basic and diluted earnings per ADS excluding share-based compensation expense and foreign currency exchange losses (non- GAAP) were RMB2.02 (US$0.28) and RMB1.21 (US$0.17), respectively.

Cost of revenues and operating expenses included RMB4.3 million (US$0.6 million) in share-based compensation expense, which was lower than the RMB9.3 (US$1.3 million) million in share-based compensation expenses that the Company estimated it would incur in its prospectus dated January 28, 2008 filed with the U.S. Securities and Exchange Commission.
As of December 31, 2007, ATA had cash of RMB44.4 million (US$6.1 million). Net operating cash outflow for the Third Quarter 2008 was RMB38,799 (US$5,320). Capital expenditures for the third quarter of fiscal year 2008 were RMB1.8 million (US$0.2 million), mainly for the leasehold decoration for new office and the addition of computers and servers.
Other Operating Data
As of December 31, 2007, ATA had 339 staff, 114 of which were in client service and support, 103 in sales and marketing, 63 in research and development and 59 in general and administrative functions.
As of December 31, 2007, ATA had 1,835 authorized test centers located throughout China.
Fourth Quarter 2008 and Fiscal Year 2009 Guidance
For the fiscal fourth quarter 2008, which is generally ATA’s slowest quarter in terms of net revenues, ATA forecasts net revenues will be in the range of RMB29 million to RMB31 million, representing year-over-year growth in the range of 79% to 85%, and that ATA will incur a net loss for the quarter, consistent with ATA’s disclosure in its prospectus dated January 28, 2008. ATA expects net revenues for the fiscal year ended March 31, 2009 to be in the range of RMB340 million to RMB350 million, which is expected to represent a 95% to 103% growth over fiscal year 2008. This is ATA’s current and preliminary view, which is subject to change. Our results of operations for the fiscal third quarter 2008 are not necessarily indicative of our operating results for any future periods.
Conference Call
The Company will host a conference call at 9:00 a.m. ET on March 11, 2008, to discuss the results for the Third Quarter 2008. Joining Kevin Ma, CEO of ATA Inc., will be Walter Wang, Director and President, and Carl Yeung, Chief Financial Officer. To participate in the conference call, please dial +1(800)299-7635 five to ten minutes prior to the scheduled conference call time and ask to join the ATA Inc call. International callers should dial +1(617)786-2901.
If you are unable to participate in the call at this time, a replay will be available on March 11 at 11:00 a.m. ET, through March 18, 2008. To access the replay, dial +1(888)286-

8010, international callers should dial +1(617)801-6888, and enter the pass code 91631251.
This conference call will be broadcast live over the Internet and can be accessed by all interested parties on ATA Inc.’s website at http://www.ata.net.cn. To listen to the live webcast, please go to ATA Inc.’s website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on ATA Inc.’s website for 90 days.
Additional Information:
Alec Tsui, who joined ATA as an independent director on January 28, 2008 and is a member of ATA’s audit committee, also serves on the audit committee of eleven other publicly traded companies, including a number of companies listed on the Stock Exchange of Hong Kong and Melco PBL Entertainment (Macau) Ltd., which is listed on the Nasdaq Global Market. While ATA’s audit committee charter, adopted by its board of directors on January 7, 2008, states that “no Committee member shall simultaneously serve on the audit committees of more than two other companies,” ATA determined that an exception should be made for Mr. Tsui given his extensive relevant experience and other strong credentials, as well as assurances from Mr. Tsui that he has sufficient time to perform his duties as an independent director and audit committee member of ATA.
About ATA Inc.:
ATA is the leading provider of computer-based testing services in China. The Company offers comprehensive services for the creation and delivery of computer-based tests based on its proprietary testing technologies and test delivery platform. The Company’s computer-based testing services are used for professional licensure and certification tests in various industries, including information technology, or IT, services, banking, teaching, securities, insurance and accounting. ATA’s test center network comprised 1,835 authorized test centers located throughout China as of December 31, 2007, which the Company believes is the largest test center network of any commercial testing service provider in China. Combined with its test delivery technologies, this network allows ATA’s clients to administer large-scale nationwide tests in a consistent, secure and cost-effective manner. ATA has delivered over 23 million tests since it commenced operations in 1999, and in July 2007 delivered tests to more than 200,000 test takers in a single day for the China Banking Association, through its test delivery platform. For further information, please visit: http://www.ata.net.cn.
Cautionary Note Regarding Forward-looking Statements
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “look forward to,” “outlook,” “forecast,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate” and similar terminology and include, among other things, the Company’s anticipated financial and operating results for the fiscal quarter ending March 31, 2008, fiscal year ended March 31, 2008 and the fiscal year ended March 31, 2009. Among the factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipate may include the Company’s ability to meet challenges associated with its rapid expansion, the Company’s ability to meet the expectations of current and future clients, the Company’s ability to implement and maintain effective internal controls over financial reporting, the health of the PRC economy, and uncertainties with respect to the PRC legal and regulatory environments. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s prospectus dated January 28, 2008, which was filed with the U.S. Securities and Exchange Commission and is available on the Securities and Exchange Commission’s website at www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, se “Risk Factors” beginning on page 9 of our prospectus.
The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only of the Company’s views as of the date of this release, to reflect subsequent events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.
About Non-GAAP Financial Measures
To supplement ATA’s consolidated financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”), ATA uses the following measures defined as non- GAAP financial measures by the U.S. Securities and Exchange Commission: net income excluding share-based compensation expenses and foreign currency exchange losses and basic and diluted earnings per ADS excluding share-based compensation expenses and foreign currency exchange losses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.
ATA believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses and foreign currency exchange losses, which may not be indicative of its operating performance from a cash perspective. ATA believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ATA’s historical performance and liquidity. ATA computes its non-GAAP financial measures using the consistent method from quarter to quarter. ATA believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income excluding share-based compensation expenses and basic and diluted earnings per share and per ADS excluding share-based compensation expenses is that share-based compensation charges have been and are expected to continue to be for the foreseeable future a significant recurring expense in ATA’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table captioned “Reconciliaitons of Non-GAAP measures to the most comparable GAAP measures” set forth at the end this release, has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ATA.
Currency Convenience Translation
The Company’s financial information is stated in RMB. The translation of RMB amounts at and for the Third Quarter 2008 into United States dollar (“US$”) is included solely for the convenience of the readers and has been made at the rate of RMB7.2946 to US$1.00, the noon buying rate as of December 31, 2007 in the City of New York for cable transfers in RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate, or to be the amounts that would have been reported under US GAAP.
— FINANCIAL TABLES FOLLOW —

ATA INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,	December 31,
	2007	2007	2007

	RMB	RMB	USD

ASSETS
Current assets:
Cash	45,019,114	44,394,611	6,085,956
Accounts receivable, net	16,977,651	67,106,107	9,199,421
Due from related parties	19,770	—	—
Inventories	2,405,912	3,011,004	412,772
Prepaid expenses and other current assets	12,233,295	9,515,890	1,304,512

Total current assets	76,655,742	124,027,612	17,002,661

Investment in Wendu Education	3,162,548	—	—
Property and equipment, net	7,543,184	9,753,000	1,337,016
Goodwill	6,880,123	6,880,123	943,180
Deferred initial public offering costs	9,462,485	19,761,696	2,709,086
Other assets	4,461,368	8,981,747	1,231,288

Total assets	108,165,450	169,404,178	23,223,231

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	5,546,140	6,789,394	930,742
Accrued expenses and other payables	13,732,392	36,939,893	5,064,006
Deferred revenues	26,341,019	31,557,149	4,326,097

Total current liabilities	45,619,551	75,286,436	10,320,845

Deferred revenues	7,897,234	7,441,761	1,020,174

Total liabilities	53,516,785	82,728,197	11,341,019

Shareholders’ equity:
Convertible preferred shares
Series A preferred shares:	533,451	533,451	73,130
Series A-1 preferred shares:	70,848	70,848	9,712
Common shares:	2,093,877	2,093,877	287,045
Treasury shares	(16,106,940)	(16,106,940)	(2,208,063)
Additional paid-in capital	203,139,446	209,275,110	28,689,045
Accumulated deficit	(135,082,017)	(109,190,365)	(14,968,657)

Total shareholders’ equity	54,648,665	86,675,981	11,882,212

Total liabilities and shareholders’ equity	108,165,450	169,404,178	23,223,231

ATA INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three-month Period Ended
	December 31,	September 30,	December 31,	December 31,
	2006	2007	2007	2007

	RMB	RMB	RMB	USD

Net revenues	36,288,060	49,778,999	66,679,479	9,140,937
Testing services	10,874,875	21,383,383	37,246,748	5,106,071
Test-based educational services	11,964,292	10,201,565	12,129,552	1,662,812
Test preparation solutions	10,021,855	15,956,775	14,833,274	2,033,460
Other revenue	3,427,038	2,237,276	2,469,905	338,594
Cost of revenues	10,417,427	20,060,241	21,006,379	2,879,716

Gross profit	25,870,633	29,718,758	45,673,100	6,261,221

Operating expenses:
Research and development	2,742,548	2,735,526	4,323,493	592,698
Sales and marketing	5,597,373	6,166,789	8,361,547	1,146,265
General and administrative	10,967,527	10,815,611	11,503,629	1,577,006

Total operating expenses	19,307,448	19,717,926	24,188,669	3,315,969

Income from operations	6,563,185	10,000,832	21,484,431	2,945,252

Equity in income of an affiliate	170,445	—	—	—
Gain from sale of an affiliate	—	2,837,451	—	—
Interest income	133,018	149,365	136,084	18,655
Foreign currency exchange losses, net	(279,373)	(94,307)	(428,868)	(58,793)

Income before income taxes	6,587,275	12,893,341	21,191,647	2,905,114

Income tax benefit (expense)	316,050	(3,592,213)	(3,830,160)	(525,068)

Net income	6,903,325	9,301,128	17,361,487	2,380,046

Basic earnings per common share	0.32	0.42	0.79	0.11

Diluted earnings per common share	0.20	0.25	0.48	0.07

Basic earnings per ADS	0.63	0.85	1.59	0.22

Diluted earnings per ADS	0.40	0.50	0.95	0.13

UNAUDITED RECONCILIATIONS OF NON-GAAP MEASURES TO THE MOST COMPARABLE
GAAP MEASURES

	Three-month Period Ended
	2006	2007
	RMB	RMB
GAAP net income	6,903,325	17,361,487
Share-based compensation expenses	607,942	4,307,792
Foreign currency exchange losses	279,373	428,868

Non-GAAP net income	7,790,640	22,098,147

GAAP earnings per ADS:
Basic	0.63	1.59
Diluted	0.40	0.95
Share-based compensation expenses per ADS:
Basic	0.06	0.39
Diluted	0.03	0.24
Foreign currency exchange losses per ADS:
Basic	0.02	0.04
Diluted	0.02	0.02
Non-GAAP earnings per ADS:
Basic	0.71	2.02
Diluted	0.45	1.21